CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

July 1, 2016

VIA EDGAR

Andrew Mew, Senior Assistant Chief Accountant

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SEC Comment Letter dated June 21, 2016

L.B. Foster Company

Form 10-K for the Year Ended December 31, 2015

Filed March 1, 2016

Form 10-Q for the Quarter Ended March 31, 2016

Filed May 4, 2016

Form 8-K dated May 3, 2016

File No. 000-10436

Dear Mr. Mew:

On behalf of L.B. Foster Company (the “Company,” “we,” and “our”), this letter responds to queries from the staff of the Securities and Exchange Commission (the “Commission” or “Staff”) dated June 21, 2016, concerning the Form 10-K, Form 10-Q, and Form 8-K identified above.

This submission is accompanied by the Company’s request for confidential treatment of a selected portion of this letter pursuant to Rule 83 of the U.S. Securities and Exchange Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

For your convenience, the Commission’s queries are repeated in bold below, followed by the response of the Company.

Form 10-K for the Year Ended December 31, 2015

1. We note that you disclose the non-GAAP financial measure Adjusted EBITDA on page 21. Please revise to include the comparable GAAP measure with equal or greater prominence and include the reasons why management believes this non-GAAP financial measure is useful to investors. See Item 10(e)(1)(i) of Regulation S-K.

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 1 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise our prospective filings to include the comparable US GAAP measures with prominence that is equal to or greater than the non-GAAP financial measures along with the associated reasons why management believes the non-GAAP financial measures are useful to investors.

2. We note that in your discussion of the results of operations by segment, you disclose and discuss gross profit by segment. We also note from Note 2 to the financial statements that the segment measure used by the CODM in evaluating segment profitability is segment profit/loss, a measure which appears to be calculated differently from gross profit by segment. If gross profit is not the segment measure reported to the CODM and required to be disclosed in accordance with ASC 280, it would be considered a non-GAAP financial measure if disclosed and discussed in MD&A. Please revise your MD&A section to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K as they relate to the gross profit segment measure, or if true, revise your disclosure in Note 2 to disclose that gross profit is a segment measure reported to and used by the CODM to evaluate the segments. See guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011 and updated May 17, 2016.

Response:

The Company respectively acknowledges the Staff’s comment regarding the Company’s non-GAAP presentation of gross profit within the MD&A section. The Company utilizes gross profit within its segment MD&A disclosures as we believe that investors and other users (“Users”) of our financial statements consider the gross profit metric a critical indicator of the operating and financial performance of each of our reportable segments and the markets that they serve. The exclusion of significant cost allocations to the reportable segments:

•	allows Users to understand the operational performance of our reportable segments;

•	provides greater comparability to other registrants with similar businesses and avoids possible non-comparability at the reportable segment pre-tax profit level resulting from our Company specific corporate cost allocations; and

•	facilitates a clearer, market-based perspective on the strength or weakness of our reportable segments in their markets to better aid in their investment decisions.

The Company’s CODM utilizes segment profit/loss to make decisions about resource allocations to the segments and to assess segment performance that takes into account the costs allocated to the segments. The CODM focuses on segment profit/loss to ensure that costs (including certain allocated costs) are covered by each segment. For our CODM, these allocations are meaningful, as the reportable segments must provide sufficient coverage from their operating results and return on investment to support the corporate cost structure of our Company. However, as a result of the cost allocations, the Company’s segment profit/loss does not provide the level of comparability to industry trends or market peers that we believe our financial statement Users require, particularly given the diversity of our reportable segments. In an effort to provide this desired level of comparability, we have focused on gross profit in our MD&A.

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 2 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

The “Company Analysis” section of our MD&A provides a discussion of the overall consolidated Company performance and related trends for all material line items within the Consolidated Statements of Operations. This includes selling and administrative costs, thereby providing additional clarity to Users regarding items that impact the consolidated net income/loss for the periods presented. The “Segment Analysis” section of the MD&A discussion provides Users with sales and gross profit information along with product line detail disclosing performance and trends to help better understand the profitability derived from each reportable segment. This analysis allows Users to make necessary comparisons to published market data and/or competitor information for each reportable segment without the impact of corporate allocations, which we believe is more meaningful for their external analysis.

The Company notes that per Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company excludes amounts included in the segment profitability number reported in accordance with GAAP to arrive at segment gross profit. We will revise prospective filings to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K as they relate to the gross profit segment measure. An example of future disclosures is presented below for the period ended December 31, 2015:

The gross profit measures contained within the MD&A tables constitute non-GAAP financial measures disclosed by management to provide Users information to evaluate the performance of the Company’s segments on a more comparable basis to market information about trends and peers. In addition, this non-GAAP financial measure is a key metric utilized by segment managers to monitor selling prices and quantities as well as production and service costs to better evaluate key profitability drivers and trends that may develop due to industry and competitive conditions. The following non-GAAP reconciliation of segment gross profit displays items that have been excluded from segment profit/loss:

	Rail Products and Services	Construction Products	Tubular and Energy Services	Total
Segment Gross Profit	75,276	34,169	22,481	131,926
Segment and Allocated Selling & Administrative Expense	44,204	20,969	15,520	80,693
Amortization Expense	4,035	242	7,968	12,245
Impairment of Goodwill	—	—	80,337	80,337

Reportable Segment Profit (Loss)	27,037	12,958	(81,344)	(41,349)

3. We note from your disclosure in Note 10 that the revolving credit facility bears interest at variable rates. Please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise prospective filings beginning in our Quarterly Report on Form 10-Q for the period ended June 30, 2016 to include quantitative information regarding the Company’s interest rate risk in accordance with Item 305 of

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 3 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

Regulation S-K. We will revise future filings with an additional disclosure similar to the example statement below for the period ending December 31, 2015:

On an annual basis a 1% change in the interest rate for variable rate debt at December 31, 2015 would increase or decrease interest expense by approximately $1.7 million.

4. We note in your disclosure that you cannot predict that any settlement or judgement amounts will be within the range of your estimated accruals for loss contingencies and that future potential costs pertaining to UPRR claims and the outcome of the litigation could result in a material adverse effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the accrual for loss contingencies related to UPRR claims. At December 31, 2015, the Company’s warranty accrual for UPRR claims was based upon a thorough evaluation of ties manufactured for and provided to UPRR, which ties were estimated to be defective based upon work performed by material scientists and pre-stressed concrete experts. Although the dispute with UPRR commenced in 2011, it was not until the first quarter of 2015 that UPRR filed a Complaint and Demand for Jury Trial. The litigation is proceeding and is currently in the initial stages of discovery, with UPRR’s first interrogatories served in September 2015 and the Company’s initial production requests served in November 2015. To date the Company has not uncovered any information which leads us to believe that our estimated accrual for the loss contingency, based upon the historical warranty terms and related analysis, is materially inaccurate. While we continue to evaluate new information related to our accrual for the UPRR loss contingency, we are unable to reasonably estimate or quantify any settlement or judgment amount that may result from the litigation of this matter at this time. As the litigation progresses, we will continue to assess the estimated accrual.

We will revise prospective filings beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2016 to specifically state that, as a result of the preliminary status of the litigation and the uncertainty of any potential judgment, an estimate of any additional loss, or a range of loss, associated with this litigation cannot be made based upon currently available information.

5. We note your disclosure that you are subject to other legal proceedings and claims that arise in the ordinary course of business and you believe the amount of ultimate liability will not materially affect your financial condition or liquidity but could have a material effect on your results of operations. Please note that if there is at least a reasonable possibility that a loss or additional loss may have been incurred, please disclose the nature of the contingency and an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 4 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

Response:

The Company respectfully acknowledges the Staff’s comment related to the impact of legal proceedings and claims that could have a material effect on the Company’s results of operations. Excluding the UPRR warranty claim loss contingency previously discussed and disclosed, the Company is subject to other legal proceedings and claims that are insured under policies which are limited to deductibles generally not exceeding $250,000. Many of the claims are fully reserved up to the policy deductible and therefore no additional exposure exists. For those claims that are not fully reserved, the maximum exposure is limited to the remaining deductible and, therefore, the estimated exposure is immaterial. Notwithstanding our prior disclosures, upon further examination of our other legal proceedings and claims and our related insurance coverages, the Company does not believe that the loss exposure could have a material effect on the results of our operations.

We will revise prospective filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2016 to state that the amounts currently reserved are immaterial to our financial position and liquidity and that the estimate of additional loss exposure is immaterial to our results of operations. Additionally, if management believes that, based upon available information, it is at least reasonably possible that a material loss (or additional material loss in excess of any accrual) will be incurred in connection with any legal proceedings and claims, the Company will disclose an estimate of the possible loss or range of loss, either individually or in the aggregate, as appropriate, if such an estimate can be made.

Form 10-Q for the Quarter Ended March 31, 2016

6. We note that your current market capitalization is significantly below the carrying value of your net assets and you had lower than expected revenues and orders in the first quarter of 2016. We further note in your disclosure in Note 4 that qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount and that a goodwill impairment test was not required. Please tell us, including any qualitative and quantitative factors you considered, how you concluded that an impairment test was not necessary. If you have performed an impairment analysis of goodwill or other intangible assets subsequent to March 31, 2016, please provide us the results of such analysis.

Response:

[*CONFIDENTIAL TREATMENT*]

7. We note your disclosure that at March 31, 2016, the Company was in compliance with the Amended Credit Agreement’s covenants, however you anticipate working with lenders to amend the Leverage Ratio definition during the second quarter to ensure continued compliance with the financial covenants. If you believe it is reasonably likely that, absent a waiver or amendment to the credit agreement, you may violate one or more of your debt covenants, please disclose the actual ratios/amounts related to any material debt covenants as well as the required

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 5 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Also, please revise to explain the reasonably likely impact of the breach on your financial condition or operating performance and identify any alternate sources of funding. Refer to Item 303(a)(1) of Regulation S-K and, for further guidance, Sections I.D and IV.C. of SEC Interpretive Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment regarding compliance with the Amended Credit Agreement’s covenants. At March 31, 2016, the Company was in compliance with the Amended Credit Agreement’s covenants and had a Leverage Ratio of 2.99 to 1.00, which was less than the maximum permitted ratio of 3.25 to 1.00. The Company’s projections at that time indicated that it would remain in compliance throughout the upcoming four successive quarters. Consistent with the Commission’s guidance within SEC Interpretive Release No. 33-8350 Section IV.C, and Section 9210 of the Division of Corporation Finance’s Financial Reporting Manual, we concluded that the Company did not anticipate a breach of debt covenants and did not believe that its ability to undertake additional debt or equity financing would be negatively impacted by the debt covenants in the Amended Credit Agreement. Nevertheless, the Company held preliminary discussions with our lenders regarding a potential amendment to the covenants to provide additional financial flexibility in the event of additional, sustained market declines. As a result, to provide transparency to our financial statement Users regarding a potential amendment to our Credit Agreement, we included a reference within our Quarterly Report on Form 10-Q for the period ended March 31, 2016 stating that we anticipated working with our lenders to amend the Leverage Ratio “to ensure continued covenant compliance.”

On July 1, 2016, the Company filed a Current Report on Form 8-K related to the entry into a material definitive agreement with our lenders under a Second Amended and Restated Credit Agreement, with an effective date of June 29, 2016, which amended the covenants as anticipated and disclosed in the Form 10-Q for the March 31, 2016 period.

If, in the future, the Company believes it is reasonably likely, absent a waiver or amendment to the credit agreement, that it will violate one or more of our debt covenants, the Company will include the applicable disclosures recommended by SEC Interpretive Release No. 33-8350 Sections I.D and IV.C.

Form 8-K furnished May 3, 2016

8. We note that in your earnings release furnished on Form 8-K, you disclose EBITDA, a non-GAAP financial measure in the first quarter highlights section, without disclosure of the comparable GAAP financial measure, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 6 of 7.

CONFIDENTIAL TREATMENT REQUESTED BY L.B. FOSTER COMPANY. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED BY “[*CONFIDENTIAL TREATMENT*].” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

Response:

The Company respectfully acknowledges the Staff’s comment and will ensure that all future filings, including earnings releases, properly include, with greater or equal prominence, a comparable GAAP financial measure to all non-GAAP financial measures included within the Company’s filings.

****

The Company believes that the above responses have addressed the Staff’s comments included in your letter of June 21, 2016. Although the Company believes our proposed disclosures in response to the Staff’s comments will enhance our public disclosures, the Company does not believe the proposed changes are significant enough to warrant amendments of our Form 10-K, Form 10-Q or Form 8-K. As a result, the Company proposes to make the change in the prospective filings as discussed in our responses.

The Company acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (412) 928-3450 if you have any questions regarding this submission.

Sincerely,

By: /s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial Officer and Treasurer

FOIA Request for Confidential Treatment Made by L.B. Foster Company Pursuant to

17 C.F.R. §200.83 – p. 7 of 7.